Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q1 FY26 Earnings Conference Call

July 23, 2025

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller and Head of Investor Relations

analystS

Ankur Rudra

JPMorgan

Kumar Rakesh

BNP Paribas

Abhishek Kumar

JM Financial

Bryan Bergin

TD Cowen

Jonathan Lee

Guggenheim Partners

Surendra Goyal

Citigroup

Rishi Jhunjhunwala

IIFL

Sandeep Shah

Equirus Securities

Vibhor Singhal

Nuvama Institutional Equities

Apurva Prasad

Franklin Templeton

Ashwin Mehta

Ambit Capital

Abhishek Pathak

Motilal Oswal

Keith Bachman

BMO Capital

Moderator

Ladies and gentlemen, good day, and welcome to Infosys Limited Q1 FY26 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Hello, everyone. Welcome to Infosys earnings call for the first quarter of FY26. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Jayesh Sanghrajka, and other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which we will open up the call for questions.

Please note that anything we say that refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A complete statement explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening, and good morning to all of you. Thank you for joining us. We had a strong start to our financial year. Our revenues grew 2.6% sequentially and 3.8% year-on-year in constant currency terms.

Growth was broad-based with our large five industry groups and our large geographies growing year-on-year in constant currency. Our large deals were at $3.8 bn. Our operating margin was 20.8% and our free cash flow was at $884 mn.

The main drivers of our growth were our leadership in enterprise AI and our continued success in clients selecting us for consolidation. We are seeing good demand for AI agents. We built 300 agents across business operations and IT areas. Our horizontal and vertical agents are helping our clients drive faster decisions, improve customer experience and improve operational efficiency.

Let me share with you some examples of where we are doing project work on enterprise AI for our clients.

An oil and gas major is using Infosys AI agents to enhance production quality in their refinery, orchestrate dynamic pricing in their retail stores and automate their contract management system for efficient trading.

A leading global manufacturing company is using Infosys AI agents across their supply chain to unlock productivity and cost benefits and using Infosys AI agents to efficiently resolve issues related to malfunctioning equipment.

A logistic company is using Infosys AI agents to transform customer care, operations and logistics and finance and accounting to become more efficient.

For a leading North American retailer, we are transforming in-store shopping into a frictionless data-driven experience, boosting customer satisfaction, loyalty and operational efficiency. This is being done by integrating physical AI, through intelligent automation and edge-based computing vision.

A global financial services company is using Infosys Enterprise AI Solution with a fine-tuned large language model. This system translates code and automates documentation. The solution increased developer productivity by 25% and automated 50% of business requirement creation and support of the modernization plan.

Building on 19 leadership ratings we received in financial year 2025, we are now positioned additionally as leaders in Gartner's first Generative AI Consulting and implementation services quadrant. We are the only large India-based technology services company to be positioned as a leader.

Based on our performance in Q1 and our current outlook, our guidance for growth for financial year 2026 is revised. From the earlier guidance of 0% to 3%, now it is 1% to 3% growth in constant currency terms. Our margin guidance remains unchanged at 20% to 22%.

With that, I would like to invite Jayesh to share his comments.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening, everyone, and thank you for joining the call today.

We have been able to successfully navigate a quarter of global uncertainty, which is reflected in our holistic business performance. We delivered market-leading sequential growth, robust large deal wins with strong net new, resilient operating margins, high single-digit EPS growth, and another quarter of free cash flow to net profit of over 100%.

Let me cover the key aspects of the results.

1.	Growth was strong and broad-based, revenue up 2.6% sequentially (including 0.4% from acquisitions) and 3.8% on a year-on-year in constant currency terms. Sequential revenue growth was achieved despite a significant reduction in third-party costs by 60 basis points to 7.3% of revenue.
2.	Sequential growth was once again driven by increase in realization, thanks to progress under Project Maximus. Volume growth, while muted was positive.
3.	Manufacturing grew in double digits and FS and EURS grew about 5% year-on-year in constant currency terms.
4.	Amongst geographies, North America grew ahead of the company at 2.9% sequentially in CC. On a year-on-year basis, Europe grew 12.3%, which is over 3x the company average.
5.	Operating margins were at 20.8%, down 20 basis points QoQ and 30 basis points year-on-year. Sequential margin resilience was despite absorbing balance compensation hike, higher variable pay and investment in sales and marketing.
6.	Utilization, excluding trainees, went up 30 basis points QoQ at 85.2% and including trainees, up 80 basis points to 82.7%.
7.	EPS in rupee terms grew by 8.6% and in dollar terms grew by 5.8% YoY.
8.	Our relentless focus on cash continues and is reflected in free cash flows of $884 mn, which is 109% of net profit. This is the fifth consecutive quarter of free cash flow being over 100% of net profit. We expect FY26 free cash flows to be above 100% of net profit.
9.	Consolidated cash and cash equivalents stood at $5.27 bn at the end of the quarter after paying out final dividend for FY25. Yield on cash balance was 7.2% in Q1.
10.	ROE improved by 140 basis points to 30.4% due to dividend payouts.
11.	Large deal wins were robust, comprising of 28 deals with a TCV of $3.8 bn, including 55% net new. This includes multiple vendor consolidation deals with a combined TCV of over $1 bn, including a mega deal with one of the largest global banks. This reflects our deep-rooted client relationships and differentiated delivery capabilities.
12.	Vertical-wise, we signed 9 deals in Communications, 6 in EURS, 5 in Manufacturing, 4 in Financial Services, 2 each in Hi-Tech and Retail. Region-wise, we signed 20 deals in America, 6 in Europe and 2 in ROW.
13.	Headcount at the end of the quarter was 323,788. Attrition increased marginally to 14.4%.

Operating margin for Q1 was at 20.8%, decline of 20 basis points sequentially. The major components of sequential margin change for the quarter are as follows:

Headwinds of

-	100 basis points from compensation increase, higher variable pay, partly offset by other salary-related items
-	30 basis points from currency movement
-	20 basis points from sales investments

Partly offset by tailwinds of

-	70 basis points from increase in realization due to Maximus and seasonality
-	40 basis points on account of lower amortization cost on intangibles
-	20 basis points from lower third-party costs

leading to 20 basis point drop in operating margin sequentially.

ETR for the quarter was at 28.9%. We expect the effective ETR rate for the financial year'26 to be in the range of 29% to 30%.

While Q1 was steady, business environment remains uncertain due to lack of resolution on tariffs and geopolitical situation. Clients continue to be cautious in their discretionary spending decisions reflecting in delayed decision making.

Near-term visibility remains good, and we expect stronger H1 compared to H2 on account of normal seasonality, as highlighted earlier.

Coming to verticals,

Financial Services saw good momentum this quarter in U.S. with capital markets, commercial banking and wealth management seeing a lot of transformation opportunities. Agentic AI is playing a pivotal role with focus on areas like KYC, onboarding and portfolio management. We are now the preferred AI partner for 10 of the top 20 clients in Financial Services with many initiatives getting from POC to production, especially in Agentic AI. We are partnering with GCCs, both in setup and growth-led deals. While pipeline is strong with new opportunities in vendor consolidation, cost optimization and simplification, clients are cautious about decision-making due to a volatile environment.

Manufacturing segment continues to face challenges in automotive, industrial and Europe with decision-making delays and soft discretionary spends. While clients are re-evaluating their supply chains due to tariff uncertainty, we are helping them leverage technology across end-to-end lifecycle from Design to Manufacturing to Sales. Pipeline remains healthy with focus on cost takeout opportunities. We won a large deal in this vertical in Q1 to help a client set up a GCC. In Auto, we are helping clients in rationalizing their footprints and in Industrial, we are helping them in cost optimization.

EURS vertical outlook remains mixed due to economic uncertainties. Pipeline for both large and mega deals remain strong. Our investment in Industry Cloud, Energy Transition and AI-driven operational efficiency are driving growth and differentiating us in large deals. In Energy, high-cost pressures due to oil price volatility are prompting clients to consolidate vendors for savings. In Utilities, advancement in renewable energy, smart grid technology, and sustainability regulations are reshaping the market. In Services, clients remain cautious about spending across capex and opex.

In Retail, uncertainty around tariffs has led to muted spending in large geographies, supply chain impact and procurement disruptions. Budgets remain tight and decision cycles elongated. There is a slowdown amongst clients on discretionary spend though our pipeline is strong. We are seeing strong commitment from clients to engage us as trusted partners for AI first, outsourcing, and transformation deals in both IT and BPM services. Enhanced interest in AI is resulting in budget reallocation with discretionary spend expected to be self-funded through AI-led productivity benefits. Deals in the sector continue to leverage Topaz and AI Next platform capabilities.

Communications is facing growth challenges and increased opex pressures amidst volatile macroeconomic and political landscape. Clients are focusing on cost takeouts and vendor consolidation. There is strong focus on AI and customization to monetize 5G use cases, though ROI concerns are delaying newer investments. OEMs are aiming for profitable growth and are exploring all levers, including tighter and reduced IT budgets, and leveraging AI and automation. Growth for us is led by ramp-up of previously won large deals.

Clients in Hi-Tech remain cautious due to macro headwinds and geopolitical tensions, leading to cost pressures and budget cuts. Discretionary programs are paused because of significant investments in Gen AI GPU and AI.

Driven by our Q1 performance and our current assessment of the rest of the year, we have revised our FY26 revenue guidance to 1% to 3% in constant currency terms. This continues to assume a reduction in third-party revenues versus FY25 based on existing deals and new deals in the pipeline. Our operating margin guidance for the year is 20% to 22%.

We will continue to keep a close watch in economic environment and its impact on client budgets and reassess our guidance as we progress during the year.

With that, we can open the floor for questions.

 Moderator

Thank you very much. We will now begin the question-and-answer session. The first question is from Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Hi, thank you. So I mean, clearly, good to see a refreshing revenue print here. Key question is on your organic growth momentum. On a year-over-year basis for the quarter, it is quite strong, probably 3.5%, 3.4%. Overall growth was about 5% last quarter.

So the question is, why are you still guiding for like 2% at the midpoint? What is it that you are seeing that makes you feel that the year-over-year growth trajectory on constant currency will weaken, given the solid signings you have had? Or asked another way, why you dropped the upper end of the guide here? Thank you.

Jayesh Sanghrajka

Hi Ankur, this is Jayesh here. As we had said at the beginning of the year, at the lower end of the guidance, we had baked in heightened uncertainty. At the higher end of the guidance, we had baked in steady to improving environment. While Q1 was strong, if you look at the environment, underlying has not really changed. Q2, we are not really seeing signs of significant environment changes. Tariff situation still remains escalated. The geopolitical situation has not really changed. And this is the part of the year, Q1 and Q2 put together, is the strongest part of our year seasonally, right? So looking into all of that, our current guidance at the bottom end expects continuing or elevated uncertainty, and the upper end bakes in a steady environment at this point in time. This is based on what we see today.

Ankur Rudra

Okay. Appreciate it. Maybe a couple of questions on AI. Are there any kind of margin or pricing trade-offs you see when you engage with clients on renewals or maybe even out of turn where the expectation is some of the benefits of AI is baked into their contracts? Are you also proactively taking this to clients? That is part number one.

Part number two is, there seems to be a lot of significant increase in vendor consolidation, and I think AI is part of those contracts as well. Do you think that is potentially increasing the replaceability of vendors such as yourselves because of more use of Generative AI? Thank you.

Salil Parekh

Hi, Ankur. This is Salil. I think on the first part, what we see with enterprise AI now is, there are areas where there is good productivity benefits and especially as we are deploying agents or setting up whole enterprise AI platforms for clients using foundation models. And then there are some areas where we are seeing new opportunities for revenue.

So on the first part, typically, there are productivity gains, and those are shared between clients and ourselves. In many cases, those are situations where either the clients are seeking it themselves or we are bringing it to clients in a view to make things more efficient. And in doing so, we typically get an ability because I think our enterprise AI work is quite solid to do other things, both in enterprise AI, but in other areas with the clients. So that is how we are seeing that piece of the work going on.

Ankur Rudra

The other question, Salil, do you think there is any kind of increase in replaceability of vendors because we hear a lot more of vendor consolidation now? And is that helped by AI in any way?

Salil Parekh

So there, what we are seeing is, at least in the ones that we have benefited from, of which Jayesh mentioned, a good number of them are in the Q1 large deals. And just looking at those as a sample set, we see that clients have looked at where they have seen companies are not bringing them good AI solutions in the recent past, solid delivery or where they are looking at some of the smaller companies coming out.

So those are the areas where, because of our strength of delivery, we feel quite positive that we, on net, are benefiting from it. I do not think it is making it easier or more difficult. But that track record, whether you brought that AI innovation to the client, whether you have delivered in a way that has worked for them over the past, and whether you have scale to do a lot of different things because clients are looking at multiservice capability. That is helping with the large clients for us.

Ankur Rudra

Thank you. Appreciate it. Best of luck.

Moderator

Thank you. Next question is from Kumar Rakesh, BNP Paribas. Please go ahead.

Kumar Rakesh

Hi, good evening and thank you for taking my question. Before I get to the question, just a clarification on the guidance part, which you spoke about, Jayesh, just now. So your revision of guidance, especially the top end of the organic growth, it is just a reflection of change in the macroeconomic environment assumptions and not necessarily how you look at the deals ramping up or the impact of third party or any of the operational related issues, right?

Jayesh Sanghrajka

Yes. I mean, see, at the beginning of the year, we had already called out lower third party. So that factor does not change. As we had also called out, at the top end of the guidance, we expect steady to marginally improving environment. Now we have not seen the environment improving in Q1. Almost one month of Q2 is gone.

The challenges with respect to tariffs, the challenges with respect to geopolitical environment continue. Clients still remain on a wait and watch with respect to discretionary spend or whether it comes through deal signing, the cycles remain elongated. So I think from all of that perspective, what we are seeing now is at the upper end of the guidance, we are expecting a steady environment, and that is what is baked in the guidance.

Having said that, just to clarify, if you look at Q1 and YoY on Q1, the third-party cost on a YoY basis was flattish. So when you compare a YoY growth and then extrapolate that for the full year, there would be a headwind from that perspective when you look at a full-year basis growth on the third-party part.

Kumar Rakesh

Got it. Thanks. And just the first question around the revenue piece. So in this quarter, you spoke about that there has been pricing and productivity benefit of about 70 bps in the first quarter. Can you just give some details around that? Where are we getting that? And through the year, you spoke about that the third party will come down on a full-year basis further. But from first quarter level, will it further come down from these levels?

Jayesh Sanghrajka

So if you look at the pricing, we have spoken about it earlier in terms of the Project Maximus, the value-based selling within Project Maximus. There are multiple tracks within Project Maximus. And I think they have helped. The 70 basis points is a combination of both the benefit on back of Project Maximus as well as some part of seasonality because in this quarter, you have higher working calendar days, given some part of furlough flush back also happens. So you do get that benefit also.

So partly, it is on account of seasonality. Partly, it is on account of the Project Maximus that has helped. But when you look at a full-year basis, last year, we did talk about 3.5% on terms of pricing benefit that we got. Of course, there were also low-hanging fruits that we captured. But in my mind, the Project Maximus is continuing contribution on this side.

On the third party, I do not think we are giving quarterly color on this. All we have said is looking at the deals we have signed and the deals in the pipeline, we expect FY '26 third party to be lower than FY'25 third party.

Kumar Rakesh

Thanks for that. My second question was on Europe performance. For the last four or five quarters, Europe has been constantly outperforming your overall growth. So, what is driving that? And, how sustainable do you think this outperformance could be or just a strong growth could be?

Jayesh Sanghrajka

So, I think the growth in Europe in last multiple quarters and years is on back of a few things. We are one of the first companies a few years back to call out Europe as an opportunity. We have made, on back of that hypothesis, investments in Europe. And that has helped us win some of the very, very large and mega deals in Europe. So that has definitely helped from the growth in Europe perspective.

There are consolidation deals that we have won as well in Europe. So that has helped. And over a period of time, Europe is also opening up from outsourcing perspective. So that is also helping in growth perspective.

Kumar Rakesh

And going forward, sustainability of this strong growth in Europe, do you remain confident on that?

Jayesh Sanghrajka

I think there are enough opportunities in Europe. Now whether it will continue growing beyond the company growth or not, I do not think we are giving a guide on that. But where we are standing today, we are seeing opportunity in Europe. And many of the large deals are sitting in Europe as well as the pipeline contain a good amount of large deals in Europe.

Kumar Rakesh

Great. Thanks a lot.

Moderator

Thank you. Next question is from the line of Abhishek Kumar from JM Financial. Please go ahead.

Abhishek Kumar

Yes. Good evening. Thanks for taking my question. I have a question on vendor consolidation. This has been going on for last at least a couple of years now. Do you think there has been a shift in the vendors we are competing with? Maybe earlier, it was the longer tail of small vendors, which these enterprises had added post-COVID. And you think now it has shifted to more larger, like, peers, and therefore, the fight to hold on to your turf and add more becomes a bit more challenging and kind of puts pressure on our margins?

Salil Parekh

Hi. this is Salil. I think first on vendor consolidation, what we are seeing is, there is a range of options that clients have. And in that sense, it is something that is been ongoing for some time even beyond the last two or three years. But now, what we are seeing is Infosys is benefiting from this from a perspective of the type of work we are bringing to clients and especially what we have done in the last couple of years in enterprise AI and the consistent delivery that we have shown across all of our other offerings over that time frame. That, in the past, we have talked about.

We also have today Automation and Lean. All of those elements come together, and that is where we see clients selecting us. And these are with respect to some large other companies and some midsized, small other companies as well.

In terms of pricing, we see that there is usual approach, which is focused on productivity. So it is not any different when there is a consolidation or where there is something new. But over time, there is an expectation of productivity improvement, and we are in that discussion quite mindful of what are the benefits we can provide through Automation, Lean and all the enterprise AI work we are doing.

Abhishek Kumar

My second question is on your seasonality. You are probably the only company who is saying that H2 will be weaker than H1. Most of the others are hopeful of a rebound in second half. So is it just seasonality that is driving this kind of a view? Or do you think some of the large deals, which are helping us in sectors like Communication, they kind of get into steady state and therefore, the visibility, given the large deals last year were weaker than the year before, the visibility from deals ramping up in the second half is lower?

Jayesh Sanghrajka

So Abhishek, it is also a factor of what you deliver in H1. So if your H1 is relatively in line with what you are expecting, then the usual seasonality will come in. If you have seen a higher pressure on H1, then your hope on H2 is better. So, I think you will have to see all of those commentary in line of the performance of H1 and H2. I think our Q1 has been strong. If you look at compared to all the results in the market, I think we have delivered strong performance. And that makes us believe that we would have a usual seasonality in the model.

Abhishek Kumar

Thank you, and all the best.

Moderator

Thank you. Next question is from the line of Bryan from TD Cowen. Please go ahead.

Bryan Bergin

Hi. Thank you for taking the question. I wanted to ask on geographies. So Europe obviously, very strong, while North America was up slightly. Can you comment on North America? Do you have visibility to an improvement in growth there?

Jayesh Sanghrajka

Bryan, I think North America remains an important part of our business. It is the largest geography for us. At this point in time, we are seeing opportunity in pockets, especially in the Financial Services in North America, etc. But there are pockets of geographies of Manufacturing, Retail, etc., which all remain challenging.

At the same time, when you look at the large deal wins that we signed this quarter, 20 of them came from North America, 6 in Europe and 2 in ROW. We do see opportunities, both in terms of large deals, cost takeout as well as consolidation in North America.

Bryan Bergin

Okay. And then as it relates to the smaller deals, in the past, you have commented on small deal activity. Can you just give some comments on how that progressed during the quarter?

Jayesh Sanghrajka

We do not comment on small deals on a regular basis. There was one quarter where we saw a heightened activity in the small deals. That is why we did call that out because we thought it was relevant information from an investor perspective. At this point in time, our overall pipeline continues to remain strong. Within that, the large deal pipeline is also strong. We have delivered $3.8 bn, which is 44% increase on a sequential basis, 55% net new. So, I think all of those are positive aspects of the deals and pipeline.

Bryan Bergin

Okay, understood. Thank you.

Moderator

Thank you. Next question is from the line of Jonathan Lee from Guggenheim Partners. Please go ahead.

Jonathan Lee

Great. Thanks for taking our questions. Just a clarification on what you had called out earlier in terms of what is contemplated in the range of outcomes. Is it fair to assume that the midpoint of your outlook contemplates a slight deterioration in demand environment?

Jayesh Sanghrajka

So Jonathan, as I said earlier, we build multiple models that lead us to multiple ends of the guidance, right? These models are not built to converge on a midpoint of the guidance. That is an outcome of it. At the lower end of the guidance, we have baked in higher uncertainty from where we are today. At the upper end of the guidance, we have baked in a stable environment. And there will be multiple models that will lead us to various middle points of the guidance in between. And that is how the guidance band has arrived as always. The midpoint just becomes an outcome of the two ends of the guidance.

Jonathan Lee

Thank you for that color. And just as a follow up, can you help decompose what you saw in terms of client demand as you progressed from April through June and whether any of those trends have continued into July?

Salil Parekh

Hi. This is Salil. I think on client demand, what we see is huge interest in AI and especially what we are providing as agents and what we are able to do with large enterprise AI platforms, what we are doing with small language models. Those are places where there is discussions and then actual project work everywhere as part of larger programs. Then we saw more and more interest in the consolidation that we have already discussed. We have seen good attention on cost and efficiency.

We have seen strong interest, for example, in the foundations of enterprise AI, on cloud and data and analytics type of areas, especially some of the newer areas on the new SaaS data platforms. Then we have seen very good traction on enterprise application areas where there is movement to new generations of SaaS platforms on enterprise scale.

So those are the things where we are seeing some interest. And then because of the economic environment, especially if you look at logistics or consumer products or some aspects of manufacturing, auto and so on, we see some constraints that have come in, in this current environment. So, it is been a mix of those sorts of things.

Jonathan Lee

Thanks for the color, Salil.

Moderator

Thank you. Next question is from the line of Surendra Goyal from Citi. Please go ahead.

Surendra Goyal

Yes. Hi, Salil, Jayesh, good evening. Just one question, and sorry to kind of focus on the same point. So the slight lowering of the upper end of the organic guidance, is it due to taking a more conservative view of the environment or something that you actually saw on the business ramp down, slower ramp-ups, discretionary declining faster, not picking up, something on the business, or is just taking a more cautious conservative view of the environment? Thank you.

Jayesh Sanghrajka

No, Suren, I think it goes back to the commentary I gave in the beginning of Q1. We did say that the upper end of the guidance does bake in a slightly improving environment. Having had a benefit of one quarter gone and a stronger visibility of Q2, we do not see the environment changing significantly. And that is also visible from all other results. So all of that is baked in, in the upper end of the guidance today.

Today, what we have baked in at the upper end of the guidance is a steady environment. And as I said earlier, the H1 is stronger for us than H2. So once the stronger part of the period is gone, in an uncertain environment, our ability to change the guidance in a positive manner at the upper end gets much more restrained.

Surendra Goyal

Yeah. No, so I understand that, but it is a lowering that I am talking of. Like how did you kind of arrive at that conclusion? What did you see which tells you that the environment is not improving? I am just trying to understand the data points behind that.

Jayesh Sanghrajka

Yeah. So same thing, right? The client behaviour in terms of decision-making, the discretionary spends that is happening on the various accounts. So all of those are anecdote data points that we get when we do a ground-up model in terms of where we stand.

Surendra Goyal

Understood. Thank you.

Moderator

Thank you. Next question is from the line of Rishi Jhunjhunwala from IIFL. Please go ahead.

Rishi Jhunjhunwala

Yeah, thanks for the opportunity. Two questions here. Firstly, if you look at the overall wage hike impact that has played out over the past two quarters, almost 240 basis points, it seems like it is relatively higher than where the industry has been. And of course, the growth has been fairly muted for us and for the industry as well. So I just wanted to understand the thought process behind that kind of wage hike. And is it fair to assume that with that, we would not see any other action in FY26?

Jayesh Sanghrajka

So Rishi, the wage hike has been phased out, as you know, and it is as you mentioned into two phases. Large part of our organization up to middle level of the employees got a wage hike in January and the rest of the employees got the wage hike effective April 1. What I called out, 100 basis points in this quarter is a combination of wage hikes as well as the higher variable pay that we paid to our employees. So that is a combination of both of those factors.

We have not really split that out, but that is the overall wage hike. The wage hike, as we said at the beginning of the year, are relatively similar to the wage hikes that we have done in the earlier years in terms of percentages, etc.

And coming to the second part of your question, I think too early. We just have begun the year. We have had the wage hike effective this quarter. We have not really decided ‘when’ about the next wage hike at this point in time.

We take multiple factors when we consider the wage hikes, including market scenario, inflation, peer practices, etc., etc. We will take a call at the appropriate time.

Rishi Jhunjhunwala

Fair enough. And the second question is, some of these vendor consolidation and GCC kind of deals that we have won, just wanted to understand, are these any different in nature when it comes to the kind of upfront investments that are required either on the P&L side or on the balance sheet side versus, say, some of the large deals we have done a few years ago?

Jayesh Sanghrajka

See, if you look at the commentary that I gave in terms of cash flows, we are still continuing to believe that we will generate 100% plus conversion of our free cash flow to net profit. We have already had five very strong quarters of cash generation, and we are still expecting to that continue for the rest of the year. So obviously, these are not impacting our balance sheet or cash flow from that perspective. We expect these to be the regular deals with the regular contours of the deals. So these are not significantly different from that perspective.

Rishi Jhunjhunwala

Understood. All right. Thank you so much.

Moderator

Thank you. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yeah. Thanks for the opportunity and congratulations on a very solid quarter. Salil, wanted to understand the commentary about vendor consolidation deals, it has been bullish, not by just you or others. And it seems that INFY is winning higher share versus some of the peers. So, considering that, and this may continue going forward, one can assume that TCV can continue to remain healthier in the coming quarter as well because vendor consolidation deals are larger in size?

Salil Parekh

Hi. This is Salil. I think typically, we do not give a comment on the large deals value in the future quarters. As Jayesh was sharing earlier, the pipeline for large deals is in a good place. We see that we are benefiting from, as you were describing, on consolidation and then some of the other areas on AI, enterprise AI. So, we do not have like a view on what that value will be for the next three quarters, by quarter. But overall, we feel good in where the pipeline is. We see mega deals in that pipeline. But that is where we would leave it.

Sandeep Shah

Okay. Fair enough. What will change for clients to start spending on discretionary apart from improving macro? Any discussion with the clients implies or gives you any hope for green shoots possible on the discretionary side, may not be near term, but maybe by the fag end of FY26?

Salil Parekh

So there, again, we have not, in that sense, have a view on where or when that would happen. What we do see is clients are quite comfortable in working with us on enterprise AI programs, on cloud, on data analytics, on enterprise applications, and what we have discussed a little bit in more depth, on the consolidation programs. There is still quite a lot of attention on cost and efficiency. So we will see how and when the clients change their thinking on some of the other points you mentioned.

Sandeep Shah

Okay. And the last question is, I think in the press, you also mentioned that the aspiration to improve EBIT margin in this year over last year continues to remain. With the 1Q being lower than 21.1%, which was the margin in FY25, is it fair to assume we can still aspire to improve margin QoQ in the rest of the three quarters that will take us to better margin on a YoY in FY26? So what would be the levers apart from likely decline in the third-party equipment for service delivery?

Jayesh Sanghrajka

So, Sandeep, it is only one-fourth of the year which has gone behind. This is a part of the quarter or part of the year where we also have rolled out a compensation increase. So that is a large headwind that we have absorbed in the quarter as we got into the year. As we go further down, there are multiple tailwinds in terms of Project Maximus, value-based selling, etc. So that will help for sure. The third party as it reduces, will help on margins.

At the same time, there will be headwinds from the mega deals or the deals that will ramp up, in terms of transition activities that we will incur, where we do not get revenue, but we incur costs, etc. So these are factors that one will have to balance as we go through the year. At this point in time, as I said earlier, in the press also, our aspiration remains to improve margin from where we are.

Sandeep Shah

Okay. Thanks, and all the best.

Moderator

Thank you. The next question is from the line of Vibhor Singhal from Nuvama. Please go ahead.

Vibhor Singhal

Thanks for taking my question and congrats again for a solid growth in this quarter. So Salil, my question was on basically the outlook that you provided, that we have not seen much things improving, and that is why the guidance stands where it is. Now, in your conversation with the clients, what is the deduction that we have that, look, the tariff was probably one of the most important reasons that we had in the guidance when we gave at the end of Q4?

But July 9 deadline has come and passed, now we are looking at the August 1 deadline. We have a trade deal with Japan. Do you think that over the next few months or quarters, maybe if these trade deals get finalized, the client spending could come back quickly, and basically, they might look at restarting the discretionary spend also or do you think it is more structural in nature?

It will also be weighed down upon how the U.S. economy growth picks up, how basically clients are looking to spend on all the other factors? Is it a mix of all? Or do you think an improvement in the tariff scenario could restart the spend that have been put on hold?

Salil Parekh

I think those are sort of important questions. What we see is, there is an interest with clients across industries to essentially leverage massively the new enterprise AI technology. A lot of that for productivity, a lot of that for new ways of doing business, which will spur their own growth and spur and expand revenue for us. The foundation of that is much more attention to be on the cloud, much more attention to have a strong sort of data infrastructure, and then much more attention to have even enterprise apps onto the cloud environments.

So all that, like interest is there. And then there is also the view of various GDP growth and economic activity go. And so our view is to make sure that there is an interest in cost and efficiency. We see some benefits of consolidation. We play that as an activity because we have strength there in addition to enterprise AI and the other areas. And we try to make sure that we are well positioned for that.

The other points in terms of timelines, we look at it for this year based on what we see. And at the end of next quarter and so on, every quarter as we see things which are different or the same. So we then update what we are looking at in terms of the overall activity.

Vibhor Singhal

Got it. Just one last one bit from my side since you touched upon the interest in AI. Is the current AI cycle very similar in nature to the digital adoption cycle that we saw in 2015-16? Do you think the level of interest of clients is pretty much the same?

The trajectory that the industry took at that point of time, in the sense that initially, the industry's IMS and other revenues were cannibalized by the cloud adoption, and then gradually, it picked up momentum. Do you think the AI cycle could also play out in a similar manner? Any thoughts on that would be really helpful.

Salil Parekh

So there, my view is, every big technology shift has a way for enterprise clients making decisions in different ways. So, whether it is that cycle or the one before that, with everything on the internet or the one before that, each tech cycle has had a way of playing out. So one of the factors we see, because large enterprises have already a landscape of different technologies. So for anything to make a big impact, it needs the technology to be distinctive, which we think enterprise AI is. And it has to then work with the ecosystem and then make an impact there.

So I do not have a view on, will that be looking like the one in the past or how similar or different it is. But what we do have a view on is we see a tremendous interest in enterprise AI from clients. We see foundational capabilities that they need, which we are good at, cloud, data, etc., which we think will help. And we are also pretty good in enterprise AI. So we are more prepared as that plays out.

Now like the timeline of that and the scale, at the end, the enterprise tech, let us say, landscape is much larger today than it was in 10 year ago period. So there is a lot more things, which need a change. So generally speaking, that gives me a good sort of feeling about the future. But to try to put that as it is similar or different is more difficult for me.

Vibhor Singhal

Got it. Thank you so much for that comprehensive answer, and I wish you all the best.

Moderator

Thank you. Next question is from the line of Apurva Prasad from Franklin Templeton. Please go ahead.

Apurva Prasad

So Salil, I am asking if the implied outlook for the remaining part of the year, is this more a function of macro and client tech overall spend related uncertainty that you are referring to? Or is it more of the structural AI-related productivity pass back? You did share some numbers of 5% to 15% related benefits that are being passed in, through AI programs.

Jayesh Sanghrajka

Hi. This is Jayesh here. This is more about the macro uncertainty that we are seeing. As I talked earlier, we have not really seen the environment improving from where we were at the beginning of the year. The tariff-related uncertainties still continue. The geopolitical uncertainty is still there. The client behaviour has not changed.

Many of the clients are still in a wait and watch mode when it comes to discretionary spending, etc. So, we have not really seen the environment changing, in the most strong part of the period, seasonally strong part of our business.

Apurva Prasad

All right. And if I still want to understand the AI-related productivity - the impact that you are facing already. Is there any geo or vertical specific trend that you see here, perhaps more maybe on North America and Hi-Tech? Is there any such trend across geographies and verticals?

Salil Parekh

On the AI, we see good adoption in many places. So there is not like one thing which will stand out. But one of the sort of comments we shared earlier was in Financial Services. If you look at our largest clients, half of them now, we have become the AI strategic partner. It is a key, I would say, positional advantage that I think Infosys has.

Apurva Prasad

All right.

Moderator

Thank you. Next question is from Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Hi. Thanks for the opportunity. Two questions. One, Jayesh, in terms of the depreciation and amortization going down to almost 50 bps, what has been the driver of that? And the second is in terms of SG&A bump up that we have seen, which is almost 90 bps this quarter. So is it more sales addition that is driving it? Or are there any, say, one-off events which possibly led to a material bump up?

Jayesh Sanghrajka

Yes. On the depreciation and amortization, if you recollect last quarter, we had a one-off on account of amortization of intangibles with respect to one of our acquisitions that is impacted by 40 basis points. Not the reversal of it, but the lack of it this quarter-on-quarter walk, shows up as 40 bps delta. And the balance has some part of the currency impact as well.

On the SG&A, it is multiple factors. Comp increase that we did in Q1 has an impact. The variable pay that we did has an impact. The hiring for the S&M mainly to improve our growth trajectory, which is what I called out as 20 basis point sales investment in the margin walk. So that has an impact. The investment that we have done in terms of brand building, and we had some events this quarter. So that also had an impact. So I think all of that is reflected in SG&A.

Ashwin Mehta

Okay, thanks sir, and all the best for the next quarter.

Moderator

Thank you. Next question is from the line of Abhishek Pathak from Motilal Oswal. Please go ahead.

Abhishek Pathak

Yes, hi, team. Morning, and congrats on a good quarter. A couple of questions. Just firstly, on the inorganic contribution. So the 40 bps impact that you are referring to, is this entirely from the acquisitions consolidated in this quarter? Because if I were to assume some residual impact from in-tech, the full year inorganic number comes out to be slightly higher? So just that clarification will be helpful.

And the second question is, there was a commentary around how discretionary spends are being kind of bank rolled entirely by the savings made by AI. So just wondering, is this going to be sort of a structural trend where there is going to be a cannibalization going forward regardless of how the demand improves? Will the clients expect us to just keep self-funding the discretionary initiatives based on these gains or is there sort of a more structural demand recovery built in, let us say, post the next 12 to 18 months, where the clients do need a serious amount of investment in their data and their tech stack to basically modernize? So those are two questions. Thank you.

Jayesh Sanghrajka

So Abhishek, the 40 basis points that I talked about is sequential. So 2.6% includes 40 basis points of on account of acquisitions. These are the acquisitions that we made in this quarter, the MRE and The Missing Link in Australia. So that has contributed around 40 basis points out of the 2.6%.

Abhishek Pathak

Right. I think I was just referring to your comment on the press conference that you said, even the full-year impact will be 40 bps and hence, the confusion.

Jayesh Sanghrajka

Yes. So in-tech was pretty much 9 out of the 12 months in the last year. So if you look at full-year basis, it is not significant. So that is the reason I said it is similar impact on a full-year basis. If you add 3.5 months of in-tech and 11 months of MRE and Missing Link.

Abhishek Pathak

Yes, got it. Thanks.

Moderator

Thank you. Next question is from the line of Bachman from BMO. Please go ahead.

Keith Bachman

Hi, thank you. This is Keith Bachman from Bank of Montreal. My first question is, your headcount was relatively flat quarter-on-quarter, including software professionals. How do you think about headcount trends through the year?

Jayesh Sanghrajka

So Keith, we were able to increase our utilization this quarter by 30 basis points. So that helped. Part of our growth, as I mentioned earlier, came on back of the pricing increase, including the seasonality in the business. So that has helped as well.

But as we go forward, whatever volume growth will come in, considering that we are operating at a peak headcount, that would need additional head count either through subcontractors or our own employees in terms of efforts.

Keith Bachman

Okay. Perfect. And then my second question is, the reason I said headcount, I just did not know if you had been able to break the cycle a little bit on growing headcount faster than effort because AI might help you, but it sounds like in the next couple of quarter interest, no.

The second question is related to your delivery model. How do you think about your delivery model changing over the next year or so in terms of having, A) FTE base versus B), more success base or more fixed price contracts? Do you think your delivery model may change, enabled by or may be caused by the advent of more AI capabilities?

Jayesh Sanghrajka

So Keith, if you look at the delivery model, I do not think delivery model will change in a short period of a couple of quarters. Over a longer period of time, on the back of AI, etc., we may expect some part of newer pricing models emerging. It could be outcome-based pricing model. It could be pod-based or studio-based pricing model, etc. So there are various new pricing models that are emerging as we speak, I do not think over the next year or so, the entire model is going to change. The change will happen gradually in my mind.

Keith Bachman

Okay. Many thanks. Best of luck.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as the last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Thank you, everyone, for joining us. It is been a fantastic quarter for us, strong growth, large deals, a very good focus on enterprise AI consolidation, but also good on cloud and data work. We see this as a differentiated performance with what we have done, which is helping positioning Infosys in that leadership area. And we look forward to a good rest of financial year'26 and connecting with you through the quarter and at the end of this quarter as well.

Thanks, everyone. Take care. Bye.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys, that concludes this conference. Thank you for joining us, and you may now disconnect your lines. Thank you.